SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. __)
DEVELOPERS DIVERSIFIED REALTY CORPORATION

(Name of Issuer)
Common Shares, par value $0.10 per share

(Title of Class of Securities)
251591103

(CUSIP Number)
Scott A. Wolstein
c/o Developers Diversified Realty Corporation
3300 Enterprise Parkway
Beachwood, OH 44122
(216) 755-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 11, 2009

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	251591103	SCHEDULE 13D	Page	2	of	10 Pages

1	NAME OF REPORTING PERSON Scott A. Wolstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,166,212*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,166,212*

WITH	10	SHARED DISPOSITIVE POWER

0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,166,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.76%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Pursuant to a voting agreement among Scott Wolstein and Iris Wolstein (the Reporting Persons) and Alexander Otto, the Reporting Persons may be deemed to be members of a group that is the beneficial owner of 54,538,569 common shares. However, each Reporting Person disclaims any voting or investment power over the 48,644,352 common shares beneficially owned by the Otto family, as well as the common shares beneficially owned by the other Reporting Person. See Item 2. Amounts reported above for Mr. Wolstein include 431,789 common shares subject to options currently exercisable or exercisable within 60 days by Mr. Wolstein.

CUSIP No.	251591103	SCHEDULE 13D	Page	3	of	10 Pages

1	NAME OF REPORTING PERSON Iris Wolstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		4,728,005*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,728,005*

WITH	10	SHARED DISPOSITIVE POWER

0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,728,005*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.08%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Pursuant to a voting agreement among Scott Wolstein and Iris Wolstein (the Reporting Persons) and Alexander Otto, the Reporting Persons may be deemed to be members of a group that is the beneficial owner of 54,538,569 common shares. However, each Reporting Person disclaims any voting or investment power over the 48,644,352 common shares beneficially owned by the Otto family, as well as the common shares beneficially owned by the other Reporting Person. See Item 2.

CUSIP No.	251591103	SCHEDULE 13D	Page	4	of	10 Pages

Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Statement”) relates to the common shares, par value $0.10 per share (the “Common Shares”), of Developers Diversified Realty Corporation, an Ohio corporation (the “Issuer” or “DDR”). The principal executive offices of DDR are located at 3300 Enterprise Parkway, Beachwood, Ohio 44122.
Item 2. Identity and Background.
     The Reporting Persons (as hereafter defined) are Scott A. Wolstein, Chairman of the Board of Directors and Chief Executive Officer of the Issuer, which is a real estate investment trust, and Iris Wolstein, Scott A. Wolstein’s mother, who is retired (collectively, the “Reporting Persons”). The address of the principal place of business of the Reporting Persons is 3300 Enterprise Parkway, Beachwood, Ohio 44122.
     The Reporting Persons have entered into a voting agreement, as more fully described in Item 4 below, and the group formed by the Reporting Persons and Alexander Otto, Katharina Otto-Bernstein, Dr. Michael Otto, and Janina Vater beneficially owns in the aggregate 54,538,569 Common Shares, which represents 30.27% of the Common Shares. However, each Reporting Person disclaims any beneficial ownership in any securities held or which may be acquired by Alexander Otto, Katharina Otto-Bernstein, Dr. Michael Otto, and Janina Vater (the “Otto family”), as well as in any securities held or which may be acquired by the other Reporting Person. Also, each of the members of the Otto family disclaims any beneficial ownership in any securities held or which may be acquired by the Reporting Persons.
     The Reporting Persons, who are U.S. citizens, have not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The Common Shares owned by the Reporting Persons were acquired by the Reporting Persons for various amounts of consideration, or in some cases as either compensation or in the settlement of derivative securities awarded as compensation, or in some cases for no consideration through inheritance. The source of the funding for any purchases of the Common Shares by the Reporting Persons was the personal funds of the Reporting Persons. Additionally, on March 2, 2009, the Issuer declared its first quarter 2009 dividend of $0.20 per Common Share, which dividend was paid partly in Common Shares on April 21, 2009. As a result, Mr. Wolstein received 42,618 Common Shares and Mrs. Wolstein received 280,191 Common Shares in payment of the dividend.

CUSIP No.	251591103	SCHEDULE 13D	Page	5	of	10 Pages
Item 4. Purpose of Transaction.
     The Common Shares owned by the Reporting Persons are for investment purposes and were acquired by the Reporting Persons through inheritance, through open market purchases for fair market value consideration and as either compensation or in the settlement of derivative securities awarded as compensation. The Reporting Persons may, from time to time, depending upon market conditions and other investment considerations, purchase additional Common Shares for investment or dispose of Common Shares.
     As Chairman of the Board of Directors and Chief Executive Officer of the Issuer, Mr. Wolstein regularly explores potential actions and transactions which may be advantageous to the Issuer, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, board of directors, management, dividends, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer. Except as noted above or in public filings by the Issuer, the Reporting Persons have no plans or proposals that relate to or would result in: (1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (5) any material change in the present capitalization or dividend policy of the Issuer; (6) any material change in the Issuer’s business or corporate structure; (7) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (10) any action similar to any of those enumerated.
     On February 23, 2009, the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Mr. Alexander Otto whereby (1) the Issuer agreed to issue and sell 30,000,000 Common Shares (the “Purchased Shares”) and warrants (the “Warrants”) to purchase 10,000,000 Common Shares (the “Warrant Shares”) and additional Common Shares representing any dividends declared by the Issuer after February 23, 2009 and prior to the applicable closing to which the Investor would have been entitled had the Purchased Shares been outstanding on the record dates for any such dividends (the “Anti-Dilution Shares”) to the Otto family, and (2) Mr. Otto was granted the right to nominate two directors to the Issuer’s Board of Directors (the “Transaction”). The Stock Purchase Agreement contemplated that the issuance and sale of the Purchased Shares and Warrants would occur in two closings, each consisting of the sale of 15,000,000 Purchased Shares and a Warrant to purchase 5,000,000 Warrant Shares.
     On May 11, 2009, the Issuer issued and sold 15,000,000 Purchased Shares and a Warrant to purchase 5,000,000 Warrant Shares to the Otto family for a purchase price of

CUSIP No.	251591103	SCHEDULE 13D	Page	6	of	10 Pages
$52,500,000. The Issuer also issued an aggregate of 1,071,428 Anti-Dilution Shares to the Otto family.
     In connection with the Transaction, the Issuer entered into an investors’ rights agreement with Mr. Otto on May 11, 2009 (the “Investors’ Rights Agreement”). Pursuant to the Investors’ Rights Agreement, the Issuer agreed that during such time as certain members of the Otto family beneficially own 17.5% or more of the Issuer’s outstanding Common Shares, the Issuer’s Board of Directors will nominate two of the Otto family’s nominees suitable to the Issuer to become members of the Issuer’s Board of Directors at each annual election of directors, and during such time as the Otto family beneficially owns less than 17.5% but more than 7.5% of the Issuer’s outstanding Common Shares, the Issuer’s Board of Directors will nominate one of the Otto family’s nominees suitable to the Issuer to become a member of the Issuer’s Board of Directors at each annual election of directors. The Otto family’s right to nominate individuals to the Issuer’s Board of Directors will terminate on the date that the Otto family beneficially owns 7.5% or less of the Issuer’s outstanding Common Shares.
     Under the terms of the Investors’ Rights Agreement, so long as the Issuer is eligible to register secondary offerings of its Common Shares on Form S-3 under the Securities Act of 1933, the Issuer agrees to prepare and file and keep effective a registration statement to register resales of the Purchased Shares, the Anti-Dilution Shares and the Warrant Shares (the “Registrable Shares”). If the Issuer is not eligible to register secondary offerings on Form S-3, the Otto family has the right to demand that the Issuer prepare and file and keep effective for certain periods a registration statement on Form S-1 to register resales of the Registrable Shares. The Otto family’s registration rights will terminate on the date that the Otto family beneficially owns 7.5% or less of the Issuer’s outstanding Common Shares. For more information on the Transaction, see the Schedule 13D filed by the members of the Otto family with the Securities and Exchange Commission on or about May 15, 2009.
     On May 11, 2009, and in connection with the Transaction, the Reporting Persons entered into a voting agreement with Mr. Otto (the “Voting Agreement”). Under the terms of the Voting Agreement, the Reporting Persons agreed to vote their Common Shares in favor of the Otto family’s nominee(s) to the Issuer’s Board of Directors at every annual meeting of the Issuer’s shareholders relating to the election of members of the Issuer’s Board of Directors. The Voting Agreement shall terminate upon the termination of the Investors’ Rights Agreement.
     The Stock Purchase Agreement, the Investors’ Rights Agreement and the Voting Agreement are incorporated herein by reference and are exhibits to this Statement. Any descriptions in this Statement of the Stock Purchase Agreement, the Investors’ Rights Agreement and the Voting Agreement are qualified in their entirety by reference to the actual text of such documents.

CUSIP No.	251591103	SCHEDULE 13D	Page	7	of	10 Pages
Item 5. Interest in Securities of the Issuer.
     (a) See rows 11 and 13 of the cover pages for the Reporting Persons above. Item 2 above and the description of the Transaction and the arrangements set forth in Item 4 are incorporated herein by reference.
     (b) See rows 7 through 10 of the cover pages for the Reporting Persons above. Item 2 above and the description of the Transaction and the arrangements set forth in Item 4 are incorporated herein by reference.
     (c) The following describes all transaction with respect to the Common Shares effected during the past sixty (60) days by the Reporting Persons:
•	On March 16, 2009, Mr. Wolstein settled a tax withholding obligation with the Issuer by having the Issuer withhold 9,557 Common Shares with a value of $1.89 per share;

•	On April 22, 2009, Mr. Wolstein acquired 42,618 Common Shares from the Issuer in payment of the Issuer’s first quarter 2009 dividend; and

•	On April 22, 2009, Mrs. Wolstein acquired 280,191 Common Shares from the Issuer in payment of the Issuer’s first quarter 2009 dividend.
Item 2 above and the description of the Transaction and the arrangements set forth in Item 4 are incorporated herein by reference.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 2 above and the description of the Transaction and the arrangements set forth in Item 4 is incorporated by reference. Mr. Wolstein has entered into an arrangement with a financial institution pursuant to which Mr. Wolstein has pledged 691,805 Common Shares as security.
Item 7. Material to Be Filed as Exhibits.
1	Joint Filing Agreement, dated May 15, 2009, between Scott A. Wolstein and Iris Wolstein
2	Stock Purchase Agreement, dated as of February 23, 2009, between the Issuer and Alexander Otto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (Commission No. 001-11690) filed on February 27, 2009)

CUSIP No.	251591103	SCHEDULE 13D	Page	8	of	10 Pages
3	Investors’ Rights Agreement, dated as of May 11, 2009, by and between the Issuer and Alexander Otto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (Commission No. 001-11690) filed on May 11, 2009)
4	Shareholder Voting Agreement, dated as of May 11, 2009, by and among Scott A Wolstein, Iris Wolstein and Alexander Otto

CUSIP No.	251591103	SCHEDULE 13D	Page	9	of	10 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 15, 2009

/s/ Scott A. Wolstein
Scott A. Wolstein

/s/ Iris Wolstein
Iris Wolstein

CUSIP No.	251591103	SCHEDULE 13D	Page	10	of	10 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated May 15, 2009, between Scott A. Wolstein and Iris Wolstein

2	Stock Purchase Agreement, dated as of February 23, 2009, between the Issuer and Alexander Otto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (Commission No. 001-11690) filed on February 27, 2009)

3	Investors’ Rights Agreement, dated as of May 11, 2009, by and between the Issuer and Alexander Otto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (Commission No. 001-11690) filed on May 11, 2009)

4	Shareholder Voting Agreement, dated as of May 11, 2009, by and among Scott A Wolstein, Iris Wolstein and Alexander Otto